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                                            June 8, 2006


VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

                           Hyperion Total Return Fund, Inc.
                                CIK 0000851169
                              (File No. 811-05820)

Ladies and Gentlemen:

         This letter is being sent on request and in response to comments given on May 15, 2006, by Chad Eskildsen of the SEC's staff, in connection with the review of the financial reports of Hyperion Total Return Fund, Inc. (the "Fund") filed with the SEC during the last year.

         Set forth below is each comment and the Fund's response thereto.

1. Comment: The second sentence of Note 8 to the financial statements in Form N-CSR, filed on February 9,2006, should include the tax information for the prior fiscal year (ended November 30, 2004) as well.

     Response:   Requested   disclosure  will  be  incorporated  into  the  next
     shareholder report of the Fund.

2.   Comment:  In the  disclosure  of the  Board's  approval  of the  Investment
     Advisory Agreement that was included in the semiannual report for May 31, 2005, provide the conclusion of the Board of Directors' consideration of: - the advisory fees payable by the Fund to the Adviser compared to those fees paid by other clients and accounts advised by the Adviser; - the extent to which economies of scale would be realized as the Fund grows; - the profitability of the Adviser related to its service under the advisory contract; and - any indirect benefits realized by the Adviser from its relationship to the Fund.

     Response:   Requested   disclosure  will  be  incorporated  into  the  next
     shareholder report of the Fund.

3. Comment: The Fund should amend the Form N-SAR filed on January 30, 2006, to correct Exhibit 77B. Exhibit 77B should contain a report by the auditor on the Fund's internal controls, rather than the auditor's opinion.

     Response: The amended Form N-SAR with the corrected Exhibit 77B was filed with the SEC on May 17, 2006 (Accession No. 0000851169-06-000012).


     Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

                                                Very truly yours,

                                               /s/ Arie Heijkoop, Jr.
                                               -----------------------
                                                Arie Heijkoop, Jr.

Enclosures

cc:      Daniel S. Kim, Esq.